212-373-3105

212-492-0105

jmarell@paulweiss.com

March 18, 2013

VIA EDGAR

Peggy Kim, Esq.

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:                             Lear Corporation (the “Company”)
Preliminary Proxy Statement filed on Schedule 14A by Marcato Capital Management LLC et al. (the “Filing Persons”)
Filed March 8, 2013
File No. 001-11311

Dear Ms. Kim:

On behalf of the Filing Persons, we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jeffrey D. Marell dated March 15, 2013 (the “Comment Letter”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).  The Filing Persons have submitted in electronic form to the Commission Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) in response to the Staff’s comments.

Amendment No. 1 reflects the responses to comments received from the Staff with respect to the Proxy Statement in the Comment Letter.  For the Staff’s convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto.  Unless otherwise indicated, page numbers refer to the pages contained in Amendment No. 1.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 1.

Preliminary Proxy Statement

General

1.                                      Please revise to include a background discussion of the contacts between Marcato and Oskie and between the participants and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have revised the disclosure to include a background discussion of the contacts between the participants and the Company during the time period leading up to the current solicitation in response to the Staff’s comment.  Please see the revised disclosure included on pages 19-20 of Amendment No. 1.

2.                                      We note that this filing refers to the company’s proxy statement for certain information. We presume that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to your intent in this regard.

The Filing Persons acknowledge the Staff’s comment and submit that they intend to disseminate to shareholders their definitive proxy statement after the Company has distributed its definitive proxy statement.

Letter to Stockholders

3.                                      We note your statement that “despite these improvements, the Company is being undervalued by the marketplace” and that “[t]his is a reflection, among other things of what [you] believe to be poor capital allocation decisions that are reducing the Company’s returns on invested capital and obscuring the benefits of the Company’s operational progress for Stockholders.” Please disclose, in an appropriate place in your proxy statement, the basis for such beliefs.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have removed the referenced language on pages 1 and 10 of Amendment No. 1 in response to the Staff’s comment. In the event the Filing Persons make such statements of belief in future solicitation materials, the Filing Persons undertake to provide the basis for such beliefs in such materials.

Questions and Answers Relating To This Proxy Solicitation, page 9

Who are the Nominees, page 10

4.                                      Please revise to disclose the date that Richard T. McGuire III founded Marcato Capital Management LLC and the dates he has served as a Managing Member of Marcato Capital Management LLC. Also revise to disclose the date that David Markowitz founded Oskie Capital Management, LLC and the dates he has served as a portfolio manager for Oskie Capital Management, LLC and as a director for RoadOne Intermodal Logistics. In addition, please revise to disclose the dates he worked at the U.S. Department of the Treasury and any other position that Mr. Markowitz has held during the past five years. Similarly, please revise to disclose the date that Enrico Digirolamo became Senior Vice President of Allstate Insurance.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that the disclosures appearing on pages 11-13 have been revised in response to the Staff’s comment.

Agreements between the Marcato-Oskie Group and the Nominees, page 19

5.                                      We note that your disclosure regarding the Marcato-Oskie Group agreement is “qualified by reference to the full text of the Agreement, which is attached to the Marcato-Oskie Group Schedule 13D as Exhibit C thereto and hereby incorporated by reference.” Please revise to remove the qualification or attach the exhibit to the proxy statement. Alternatively, tell us why this is not necessary. Refer to Note D to Schedule 14A.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have removed the language on page 22 qualifying the Marcato-Oskie Group agreement by reference to the full text of the Agreement in response to the Staff’s comment.

Solicitation of Proxies, page 24

6.                                      In your next amendment, please revise to fill in the costs of the solicitation incurred to date.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure appearing on page 27 has been revised in response to the Staff’s comment.

Annex A

Persons Making the Solicitation and Other Participants, page A-1

7.                                      Please revise to disclose the business address for Enrico Digirolamo pursuant to Item 5(b)(1)(i) of Schedule 14A.

The Filing Persons note that the business address for Enrico Digirolamo was previously provided under section entitled “Who are the Nominees?” on page 13, but respectfully advise the Staff that the disclosure appearing on page A-3 has been revised to include the business address for Enrico Digirolamo in response to the Staff’s comment.

*       *       *       *       *

Additionally, per your request, the Filing Persons hereby acknowledge that:

•      the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3105.

Sincerely,

/s/ Jeffrey D. Marell
Jeffrey D. Marell

Enclosures